October 27, 2016

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	A. Schulman, Inc.
Registration Statement on Form S-4
Filed October 27, 2016

Ladies and Gentlemen:

On the date hereof, A. Schulman, Inc., a Delaware corporation (the “Company”), and Bayshore Industrial, L.L.C., Bulk Molding Compounds, Inc., Citadel Intermediate Holdings, LLC, Citadel Plastics Holdings, Inc., HGGC Citadel Plastics Holdings, Inc., HGGC Citadel Plastics Intermediate Holdings, Inc., HPC Holdings, LLC, ICO-Schulman, LLC, ICO Global Services, Inc., ICO P&O, Inc., ICO Polymers, Inc., ICO Polymers North America, Inc., ICO Technology, Inc., LPI Holding Company, Lucent Polymers Inc., Premix, Inc., Premix Holding Company, The Matrixx Group, Incorporated and Wedco Technology, Inc. (collectively, the “Guarantors” and, together with the Company, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) up to $375,000,000 aggregate principal amount of the Company’s 6.875% Senior Notes due 2023 (the “Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”), for any and all of the Company’s outstanding 6.875% Senior Notes due 2023, which were issued on May 26, 2015 (the “Original Notes”).

The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes; (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer; and (c) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in the ordinary course of its business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.

[Signature page follows]

Very truly yours,

A. SCHULMAN, INC.

By:	/s/ Joseph J. Levanduski

Name: Joseph J. Levanduski
Title: Executive Vice President, Chief
Financial Officer

BAYSHORE INDUSTRIAL, L.L.C.
BULK MOLDING COMPOUNDS, INC.
CITADEL INTERMEDIATE HOLDINGS, LLC
CITADEL PLASTICS HOLDINGS, INC.
HGGC CITADEL PLASTICS HOLDINGS, INC.
HGGC CITADEL PLASTICS INTERMEDIATE HOLDINGS, INC.
HPC HOLDINGS, LLC
ICO-SCHULMAN, LLC
ICO GLOBAL SERVICES, INC.
ICO P&O, INC.
ICO POLYMERS, INC.
ICO POLYMERS NORTH AMERICA, INC.
ICO TECHNOLOGY, INC.
LPI HOLDING COMPANY
LUCENT POLYMERS INC.
PREMIX, INC.
PREMIX HOLDING COMPANY
THE MATRIXX GROUP, INCORPORATED
WEDCO TECHNOLOGY, INC.

By:	/s/ Andrean R. Horton
Name: Andrean R. Horton
Title: Secretary